Sol Strategies' Orangefin Ventures Launches Solana Staking App

Revolutionizing Mobile Staking for Solana with 8-10%APY and Enhanced Security

Toronto, Ontario--(Newsfile Corp. - January 16, 2025) - Sol Strategies Inc. (CSE: HODL) (OTC Pink: CYFRF) ("Sol Strategies" or the "Company"), a publicly traded Canadian company dedicated to investing in and providing infrastructure for the Solana blockchain ecosystem, is announcing the launch of its new mobile application from Orangefin Ventures LLC ("Orangefin"), a recent acquisition and trusted provider of non-custodial staking solutions known for exceptional performance and security. This innovative app, now available on the Solana dApp Store, is the first non-custodial staking solution that allows investors to stake Solana (SOL) directly from their phones, delivering a streamlined and intuitive experience.

"This app will allow Solana investors the ability to get the most out of their Solana investment with a simple, secure, and high-yield staking solution," said Leah Wald, CEO of Sol Strategies. "As our first major technology initiative, this launch represents a pivotal step in our journey investing in and fostering innovation, enabling us to build cutting-edge solutions within the blockchain infrastructure."

Key features include:

  Non-Custodial Model: Investors retain full control of their keys, enhancing security and ownership of their assets.
  Higher Staking Returns: Investors can expect returns ranging from 8% to 10%, significantly surpassing traditional custodial platforms.
  Compliance and Security: Orangefin, an ISO 27001 compliant validator, upholds the highest standards of security and reliability.

"Orangefin has been dedicated to building top-tier validator technology for the Solana community," said Max Kaplan, Founder of OrangeFin and Head of Staking at Sol Strategies. "With the resources and strategic expertise from Sol Strategies, we've elevated everything we've built to new heights. This marks another step forward in our mission to deliver even greater value and performance to the Solana ecosystem."

The app is available now on the Solana dApp Store and is expected to launch on Google Play and the Apple App Store late this year.

About Sol Strategies

Sol Strategies is a publicly traded Canadian company actively investing in, supporting, and providing infrastructure for the Solana blockchain and ecosystem. The Company focuses on leveraging investment opportunities in staking rewards and Solana-based projects, enabling shareholders to indirectly participate in the decentralized finance landscape. Sol Strategies is headquartered in Toronto, Canada, and is publicly listed on the Canadian Securities Exchange under the ticker "HODL" and on the OTC market under the ticker "CYFRF".

To learn more about Sol Strategies, please visit www.solstrategies.io. A copy of this news release and all the Company's related material documents regarding the Company may be obtained under the Company's SEDAR+ profile at www.sedarplus.ca.

About Orangefin Ventures

Orangefin Ventures is a blockchain infrastructure leader specializing in validator operations and decentralized network solutions. The company's cutting-edge technology, ISO 27001 certification, and reliable performance have made it a trusted name in the Solana ecosystem. For more information, visit www.orangefin.ventures.

Cautionary Note Regarding Forward-Looking Information:

Neither the Canadian Securities Exchange nor its Market Regulator (as that term is defined in the policies of the Canadian Securities Exchange) accepts responsibility for the adequacy or accuracy of this release.

This news release contains "forward-looking information" within the meaning of applicable securities laws. All statements other than statements of historical fact may be forward-looking statements and information. More particularly and without limitation, this news release contains forward-looking statements and information relating to the Company's or the Company's management team's expectations, hopes, beliefs, intentions or strategies regarding the future, and expectations regarding the characteristics, value drivers, and anticipated benefits of the Company's business plans and operations related thereto. Forward-looking information can also be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or indicates that certain actions, events or results "may", "could", "would", "might" or "will be" taken, "occur" or "be achieved".

Forward-looking statements in this news release include statements regarding the launch of the new mobile application and its intended impact on the Company. There is no assurance that the Company's plans or objectives will be implemented as set out herein, or at all. Forward-looking information is based on certain factors and assumptions the Company believes to be reasonable at the time such statements are made and is subject to known and unknown risks, uncertainties, and other factors that may cause the actual results, level of activity, performance, or achievements of the Company to be materially different from those expressed or implied by such forward-looking information.

There can be no assurance that such forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking information. Forward-looking statements are made based on management's beliefs, estimates, and opinions on the date that statements are made, and the Company undertakes no obligation to update forward-looking statements if these beliefs, estimates, and opinions or other circumstances should change, except as required by law. Investors are cautioned against attributing undue certainty to forward-looking statements.

Disclaimer:

Sol Strategies is an independent organization in the Solana ecosystem. Sol Strategies is not affiliated with, owned by, or under common control with Solana Foundation (the "Foundation"), and the Foundation has not entered into any association, partnership, joint venture, employee, or agency relationship with Sol Strategies.

None of the Foundation or its council members, officers, agents or make any representations or warranties, recommendations, endorsements or promises with respect to the accuracy of any statements made, information provided, or action taken by Sol Strategies and expressly disclaim any and all liability arising from or related to any such statements, information or action.

Officer/Director Contact:

Doug Harris

Chief Financial Officer
doug@solstrategies.io
Tel: 416-480-2488
SOURCE: Sol Strategies

Media contact: sol@kcsa.com

To view the source version of this press release, please visit
https://www.newsfilecorp.com/release/237358